Nelson Mullins Riley & Scarborough LLP	Kathryn C. Kling
Attorneys and Counselors at Law	Tel: 202.712.2807
101 Constitution Avenue, NW/Suite 900/Washington, DC 20001	kathryn.kling@nelsonmullins.com
Tel: 202.712.2800 Fax: 202.712.2857
www.nelsonmullins.com

March 20, 2008

By Edgar and Hand Delivery

Mark Webb, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp.
Pre-Effective Amendment No. 2 to Form S-4
Filed February 27, 2008
File No. 333-148675

Dear Mr. Webb:

     On behalf of Community Bankers Acquisition Corp. (the “Company”) this letter is being filed with your office in response to comment number 1 in your letter dated March 12, 2008 and comment number 2 in your letter dated February 29, 2008, with respect to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission (“SEC”) on February 27, 2008.

     We have repeated the Staff’s comments followed by the Company’s response below to aid in your review.

Atlanta • Boston • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Washington, DC • Winston-Salem

Mark Webb
Division of Corporation Finance
March 20, 2008

Form S-4
Community Bankers Annual Meeting
Recommendation of the Board of Directors, page 45

1.	The staff notes your response regarding the December 2007 updated Sandler appraisal and TransCommunity’s estimated 2009 EPS, which was revised downward. In this regard, revise the disclosure to indicate why Community’s Board did not feel it needed to have Keefe update its appraisal, and in light of the lower estimate, if it still makes its recommendation to shareholders. If so, revise to also add a risk factor that addresses the risks involved in not updating the appraisal.

Response: The requested disclosure has been made on pages 31, 32 and 54.

Exhibits 8.2

2.	Revise the last paragraph of the opinion to eliminate the restriction as to who can rely on the opinion.

Response: The requested revision has been made.

     Please direct any questions or further communications relating to the above to the undersigned at (202)712-2807 or Jon Talcott at (212)712-2806. Thank you for your attention to this matter.

Very truly yours,

/s/ Kathryn C. Kling
Kathryn C. Kling